SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                        VoiceStream Wireless Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    928615103
                     --------------------------------------
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               September 17, 1999
                     --------------------------------------
            (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP No. 928615103
--------------------
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Goldman, Sachs & Co.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS

     AF; OO
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
________________________________________________________________________________
               7.   SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        10,017,068
  OWNED BY     _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER

                    10,017,068
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     PERSON
     10,017,068
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.5%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     BD-PN-IA
________________________________________________________________________________

--------------------
CUSIP No. 928615103
--------------------
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Goldman Sachs Group, Inc.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS

     AF; OO
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7.   SOLE VOTING POWER

                    68,821
               _________________________________________________________________
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        10,017,318
  OWNED BY     _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           68,821
    WITH       _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER

                    10,017,318
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,086,139
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     HC-CO
________________________________________________________________________________

--------------------
CUSIP No. 928615103
--------------------
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GS Advisors, L.P.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS

     AF
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7.   SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        8,986,738
  OWNED BY     _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER

                    8,986,738
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,986,738
________________________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES CERTAIN SHARES
                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________

--------------------
CUSIP No. 928615103
--------------------
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GS Capital Partners, L.P.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS

     OO
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7.   SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        8,986,738
  OWNED BY     _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER

                    8,986,738
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,986,738
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________

--------------------
CUSIP No. 928615103
--------------------
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stone Street Fund 1992, L.P.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS

     OO
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7.   SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        470,401
  OWNED BY     _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER

                    470,401
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     470,401
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________

--------------------
CUSIP No. 928615103
--------------------
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bridge Street Fund 1992, L.P.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS

     OO
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7.   SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        273,069
  OWNED BY     _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER

                    273,069
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     273,069
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________

--------------------
CUSIP No. 928615103
--------------------
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stone Street Performance Corp.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   SOURCE OF FUNDS

     AF
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [_]


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7.   SOLE VOTING POWER

                    0
               _________________________________________________________________
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        743,470
  OWNED BY     _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER

                    743,470
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     743,470
________________________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES CERTAIN SHARES
                                                                      [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.8%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________

         Preliminary Statement

         This Amendment No. 2 supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on May 13, 1999 and June 25, 1999 (the Amendment No. 1 to Schedule 13D filed on June 23, 1999 shall be hereinafter referred to as "Amendment No. 1"), relating to the common stock, no par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Washington corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the original Schedule 13D.

         Item 1. Security and Issuer.

         No change.

         Item 2. Identity and Background.

         No change.

         Item 3. Source and Amount of Funds or Other Consideration.

         No change.

         Item 4. Purpose of the Transaction.

         No change.

         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety as follows:

         (a) As of September 23, 1999, GS Capital and GS Advisors, L.P., through GS Capital's beneficial ownership of 8,986,738 shares of Common Stock, may each be deemed to have beneficially owned 8,986,738 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock reported to be outstanding as of June 30, 1999 (as reported in the Company's Form 10-Q for the quarter ended June 30, 1999 (the "Form 10-Q")).

         As of September 23, 1999, Stone Street, through its beneficial ownership of 470,401 shares of Common Stock, may be deemed to have beneficially owned 470,401 shares of Common Stock, representing approximately 0.5% of the outstanding shares of Common Stock expected to be outstanding as of June 30, 1999 (as reported in the Form 10-Q). As of September 23, 1999, Bridge Street, through its beneficial ownership of 273,069 shares of Common Stock, may be deemed to have beneficially owned 273,069 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock reported to be outstanding as of June 30, 1999 (as reported in the Form 10-Q). As of September 23, 1999, Performance may be deemed to have beneficially owned 743,470 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Other Limited Partnerships as herein described. Accordingly, as of September 23, 1999, Performance may be deemed to have beneficially owned approximately 0.8% of the outstanding shares of Common Stock reported to be outstanding as of June 30, 1999 (as reported in the Form 10-Q).

         As of September 23, 1999, Goldman Sachs may be deemed to have beneficially owned 9,730,208 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnerships as herein described. In addition, as of September 23, 1999, Goldman Sachs may be deemed to have beneficially owned 286,125 shares of Common Stock held in Managed Accounts and 735 shares held as a result of ordinary course trading activities of Goldman Sachs in the shares of common stock of Western Wireless prior to the spin-off. Accordingly, as of September 23, 1999, Goldman Sachs may be deemed to have beneficially owned approximately 10.5% of the outstanding shares of Common Stock reported to be outstanding as of June 30, 1999 (as reported in the Form 10-Q).

         As of September 23, 1999, GS Group, through its direct beneficial ownership of 68,821 shares of Common Stock, may be deemed to have beneficially owned 68,821 shares of Common Stock, and may be deemed to have beneficially owned 9,730,208 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnerships as herein described. In addition, as of September 23, 1999, GS Group may be deemed to have beneficially owned 286,125 shares of Common Stock held in Managed Accounts and 735 shares held as a result of ordinary course trading activities of Goldman Sachs in the shares of common stock of Western Wireless prior to the spin-off. In addition, GS Group may be deemed to beneficially own 250 shares of Common Stock issuable upon exercise of vested options held by Terence M. O'Toole, a Managing Director of Goldman Sachs, for the benefit of GS Group. Accordingly, as of September 23, 1999, GS Group may be deemed to have beneficially owned approximately 10.6% of the outstanding shares of Common Stock reported to be outstanding as of June 30, 1999 (as reported in the Form 10-Q and including the 250 shares issuable upon exercise of the aforementioned options held by Terence M. O'Toole for the benefit of GS Group).

         None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B to this statement, beneficially owns any shares of

Common Stock as of September 23, 1999, other than as set forth herein.

         (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 8 above.

         (c) Schedule IV sets forth the transactions in the Common Stock which have been effected during the period from July 19, 1999 through September 23, 1999, all of which were effected on behalf of Managed Accounts in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule IV, were effected in the NASDAQ National Market. Except as set forth in Schedule IV, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from July 19 through September 23, 1999.

         (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

         (e) Not applicable.

         Item 6.  Contracts, Arrangements, Understandings or
                  Relationships Involving Securities of the
                  Issuer.

         Item 6 is hereby amended by adding the following additional paragraphs:

         On September 17, 1999, the Company, VoiceStream Wireless Holding Corporation, a Delaware corporation ("Holding"), Aerial Communications, Inc., a Delaware corporation ("Aerial"), Telephone and Data Systems, Inc., a Delaware corporation ("TDS"), and VoiceStream Subsidiary III Corporation, a Delaware corporation and wholly owned subsidiary of Holding ("Sub"), entered into an Agreement and Plan of Reorganization, dated as of September 17, 1999 (the "Aerial Reorganization Agreement"), pursuant to which a merger of Sub into Aerial is contemplated (the "Merger"). In conjunction with the Aerial Reorganization Agreement, the Filing Persons, certain other stockholders of the Company, the Company, Aerial and TDS entered into a Parent Stockholder Agreement, dated as of September 17, 1999 (the

"Parent Stockholder Agreement"), which provides that the parties thereto shall vote their shares of the Common Stock for (i) the election to the board of directors of the Company so long as TDS beneficially owns at least 4,500,000 shares of Common Stock, one member, who shall be an individual designated by TDS but who is not an officer, director, management level employee or affiliate of TDS, or of any person in which TDS or any affiliate of TDS has an "attributable interest" (as defined by applicable FCC rules and regulations) (a "Qualified Designee"); provided, however, that the Company shall have the right to approve such designee, which approval shall not be unreasonably withheld; and provided further, however, that if TDS owns more than 9,800,000 shares of the Common Stock and Sonera Ltd., a Finnish limited liability company, and its affiliates own less than 4,500,000 shares of the Common Stock, then TDS shall have the right to designate two Qualified Designees as directors of the Company, and (ii) the directors designated pursuant to that Merger Voting Agreement referred to in Amendment No. 1, the Reorganization Agreement with Omnipoint referred to in Amendment No. 1, and a letter agreement, dated June 23, 1999 with Hutchinson Telecommunications PCS (USA) Limited, a British Virgin Islands Corporation (the "Hutchinson Letter").

         In addition, the parties to the Parent Stockholder Agreement have agreed to attend a meeting of the Company's stockholders, in person or by proxy, and to vote or cause to be voted the number of shares of Common Stock beneficially owned by them set forth in a schedule to the Parent Stockholder Agreement (the "Scheduled Shares") in favor of (i) the adoption and approval of the Aerial Reorganization Agreement, and (ii) the Merger, and any other matters necessary to consummate the transactions contemplated in the Aerial Reorganization Agreement.

         In addition, pursuant to the Parent Stockholder Agreement, the parties hereto have agreed, upon the consummation of the Merger, to enter into a new voting agreement on terms mutually satisfactory to the parties thereto, and pursuant to which (i) the voting arrangements which existed under the Voting Agreement described in Amendment No. 1 will apply to Holding, (ii) the voting arrangements set forth above shall be effectuated, the Hutchinson Letter shall be effectuated and the provisions of Section 7.4 of the Reorganization Agreement with Omnipoint (as described in Amendment No. 1) shall be effectuated.

         Finally, from and after the date of the Parent Stockholder Agreement through the earlier of the effective time of the transactions contemplated by the Aerial Reorganization Agreement and the termination of the Parent Stockholder Agreement, the Filing Persons and each of certain other stockholders of the Company have agreed not to sell or otherwise dispose of, any of the Scheduled Shares beneficially owned by such stockholder unless, as a condition to such sale, each transferee agrees to be bound by the provisions of the Parent Stockholder Agreement applicable to the stockholders of the Company.

         The foregoing description of the Parent Stockholder Agreement is subject to, and qualified in its entirety by reference to, the form of Parent Stockholder Agreement, which is filed as exhibit 99.5 hereto and incorporated by reference into this Item 6.

         Item 7.  Material to be Filed as Exhibits.

         99.5 Parent Stockholder Agreement, dated as of September 17, 1999, by and among Aerial, TDS, the Company, Holding, the Filing Persons and certain other stockholders of VoiceStream Wireless Corporation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 1999
                                    GOLDMAN, SACHS & CO.

                                    By:  /s/ Roger S. Begelman
                                       -----------------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-Fact

                                    THE GOLDMAN SACHS GROUP, INC.

                                    By:  /s/ Roger s. Begelman
                                       -----------------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-Fact

                                    GS ADVISORS, L.P.

                                    By:  /s/ Roger S. Begelman
                                       -----------------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-Fact

                                    GS CAPITAL PARTNERS, L.P.

                                    By:  /s/ Roger S. Begelman
                                       -----------------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-Fact

                                    STONE STREET FUND 1992, L.P.

                                    By:  /s/ Roger S. Begelman
                                       -----------------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-Fact

                                    BRIDGE STREET FUND 1992, L.P.

                                    By:  /s/ Roger S. Begelman
                                       -----------------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-Fact

                                    STONE STREET PERFORMANCE CORP.

                                    By:  /s/ Roger S. Begelman
                                       -----------------------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-Fact

                                  SCHEDULE II-A

         The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners, L.P., are set forth below.

         The business address for all the executive officers and directors listed below except Henry Cornell and Barry S. Volpert is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3 Garden Road, Hong Kong. The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All executive officers and directors listed below are United States citizens.

Name and Present Principal Occupation                 Position
-------------------------------------                 --------

Richard A. Friedman                             Director/President
Managing Director of Goldman,
Sachs & Co.

Terence M. O'Toole                              Director/Vice President
Managing Director of Goldman,
Sachs & Co.

Elizabeth S. Fascitelli                         Treasurer
Managing Director of Goldman,
Sachs & Co.

Joseph H. Gleberman                             Director/Vice President
Managing Director of Goldman,
Sachs & Co.

Henry Cornell                                   Vice President
Managing Director of Goldman,
Sachs (Asia) L.L.C.

Barry S. Volpert                                Director/Vice President
Managing Director of Goldman
Sachs International

Eve M. Gerriets                                 Vice President/Secretary
Vice President of Goldman,
Sachs & Co.

David J. Greenwald                              Assistant Secretary
Managing Director of Goldman,
Sachs & Co.

Esta E. Stecher                                 Assistant Secretary
Managing Director of Goldman,
Sachs & Co.

James B. McHugh                                 Assistant Secretary
Vice President of Goldman,
Sachs & Co.

C. Douglas Fuge                                 Assistant Treasurer
Managing Director of Goldman,
Sachs & Co.

Dan H. Jester                                   Assistant Treasurer
Managing Director of Goldman,
Sachs & Co.

David A. Viniar                                 Assistant Treasurer
Managing Director of Goldman,
Sachs & Co.

Katherine B. Enquist                            Vice President
Vice President of Goldman,
Sachs & Co.

                                   SCHEDULE IV

                        VoiceStream Wireless Corporation
                               Cusip No. 928615103


Purchases          Sales            Price         Trade Date    Settlement Date
---------          -----            -----         ----------    ---------------

                   1,000           37.4375        20-Jul-99        23-Jul-99
                   2,000           37.4375        20-Jul-99        23-Jul-99
                   5,000           44.2500        28-Jul-99        2-Aug-99
                   5,327           53.4375        10-Sep-99        15-Sep-99
                   10,000          54.6250        14-Sep-99        17-Sep-99

                                 EXHIBIT INDEX


Exhibit
  No.          Description
-------        -----------

99.5 Parent Stockholder Agreement, dated as of September 17, 1999, by and among Aerial, TDS, the Company, Holding, the Filing Persons and certain other stockholders of VoiceStream Wireless Corporation.